UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Dated March 1, 2017

Commission File Number 001-36421

AURINIA PHARMACEUTICALS INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s Name)

#1203-4464 Markham Street
Victoria, British Columbia
V8Z7X8
(250) 708-4272
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ⃞     Form 40-F  ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⃞

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ⊠     No  ⃞

This Form 6-K is hereby filed and incorporated by reference into the Registrant’s Registration Statement on Form F-10 (File No. 333-206994).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	March 1, 2017

Aurinia Pharmaceuticals Inc.

		By:	/s/ Celia Economides
			Name:	Celia Economides
			Title:	Head of IR & Communications

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EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release – Aurinia Announces Voclosporin Meets 48-Week Remission Endpoints, Achieving Highest Complete Remission Rate of Any Global Lupus Nephritis Study

Exhibit 99.1 included with this report on Form 6-K is hereby incorporated by reference as an exhibit to the Registrant’s Registration Statement on Form F-10 (File No. 333-206994), as amended or supplemented.

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